AUSTRALIAN-CANADIAN OIL
                                 ROYALTIES LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD JANUARY 10, 2013

TO: THE SHAREHOLDERS OF AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "MEETING") of the holders ("SHAREHOLDERS") of common shares ("COMMON SHARES") of Australian-Canadian Oil Royalties Ltd. ("ACOR" or the "CORPORATION") will be held on January 10, 2013 at 1114 Avenue of the Americas, 23rd Floor, New York, New York, 10036-7703. The meeting will convene at 10:00 a.m. (EST) for the following purposes:

     1. to receive the financial statements of the Corporation for the years ended December 31, 2011 and 2010 and the report of the auditors thereon;

     2.   to set the location of the Meeting as New York, New York;

     3.   to elect directors;

     4. to ratify the appointment of the auditors of the Corporation until the close of the next annual meeting of the Corporation;

     5. to consider and if deemed appropriate, pass, with or without variation, an ordinary resolution amending the Corporation's memorandum to provide that the Corporation may issue an unlimited number of Common Shares without par value; and

     6. to transact such other business as may properly come before the Meeting.

The board of directors of the Corporation (the "BOARD") has fixed December 17, 2012 as the record date (the "RECORD DATE"). Shareholders of record at the close of business on the Record Date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date and
(ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, no later than 10 days before the Meeting, that his or her name be included on the Shareholders list before the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. IF YOU ARE A REGISTERED SHAREHOLDER, whether or not you expect to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Olympia Trust Company, 2300, 125 - 9th Avenue SE, Calgary, Alberta, T2G 0P6 or via facsimile at (403) 265-1455 or email at proxy@olympiatrust.com, no later than the close of business two days preceding the date of the Meeting or any adjournment thereof. IF YOU ARE NOT A REGISTERED SHAREHOLDER and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

Shareholders should refer to the accompanying Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Andre Sakhai"

Andre Sakhai
President
December17, 2012

                    PROXY STATEMENT AND INFORMATION CIRCULAR
               FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

                         TO BE HELD ON JANUARY 10, 2013

THIS PROXY STATEMENT ("PROXY STATEMENT") AND INFORMATION CIRCULAR (THE "INFORMATION CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF AUSTRALIAN-CANADIAN OIL ROYALTIES LTD. ("ACOR" OR THE "CORPORATION") FOR USE AT THE ANNUAL MEETING (THE "MEETING") OF THE HOLDERS ("SHAREHOLDERS") OF COMMON SHARES ("COMMON SHARES") OF THE CORPORATION.

The Meeting will be held at 1114 Avenue of the Americas, 23rd Floor, New York, New York, 10036-7703, at 10:00 a.m. (EST) on January 10, 2013, and at any adjournments thereof for the purposes set forth in the notice of meeting ("NOTICE OF MEETING") accompanying this Information Circular. Information contained herein is given as of December 17, 2012 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors, officers and employees of ACOR who will not be additionally compensated thereof. The costs of soliciting proxies will be borne by ACOR.

                                  RECORD DATE

The board of directors of ACOR (the "BOARD") has fixed December 17, 2012 as the record date (the "RECORD DATE"). Shareholders of record at the close of business on the Record Date are entitled to receive the Notice of Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent the Record Date; and
(ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, no later than 10 days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

                     APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or executive officers of ACOR. A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A NOMINEE (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY BY INSERTING THE NAME OF HIS OR HER CHOSEN NOMINEE IN THE SPACE PROVIDED FOR THAT PURPOSE ON THE FORM AND BY STRIKING OUT THE PRINTED NAMES.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be executed and returned in the enclosed envelope to Olympia Trust Company, 2300, 125 - 9th Avenue SE, Calgary, Alberta, T2G 0P6 or via facsimile at (403) 265-1455 or email at proxy@olympiatrust.com, no later than the close of business two business days preceding the date of the Meeting or any adjournment thereof.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited with: (1) Olympia Trust Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used; or (2) the Secretary at the Meeting on the day of the Meeting or any adjournment thereof; or by executing and delivering a proxy bearing a later date.

                               VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. IN THE ABSENCE OF ANY SUCH INSTRUCTION, THE PERSONS WHOSE NAMES APPEAR ON THE PRINTED FORM OF PROXY WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT THEREON. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN. IF ANY OTHER BUSINESS OR AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING PROPERLY COMES BEFORE THE MEETING THEN DISCRETIONARY AUTHORITY IS CONFERRED UPON THE PERSON APPOINTED IN THE PROXY TO VOTE IN THE MANNER THEY SEE FIT, IN ACCORDANCE WITH THEIR BEST JUDGMENT.

At the time of the printing of this Information Circular, management of ACOR knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

The holders of record of 5% of the outstanding shares of Common Stock of the Company will constitute a quorum for the transaction of business at the Meeting, but if a quorum should not be present, the Meeting may adjourn from time to time until a quorum is obtained.

A majority of the shares represented, in person or by proxy, and entitled to vote at the meeting are required for an affirmative vote. An abstain vote will be counted in determining a quorum, but will not be counted as a vote either for or against the issues.

                            BUSINESS OF THE MEETING

1. PRESENTATION OF FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the years ended December 31, 2011 and 2010 and the auditor's report thereon will be received at the Meeting. The audited financial statements of the Corporation for the years ended December 31, 2011 and 2010 and the auditor's report thereon were made accessible to Shareholders on the Corporation's website at www.aussieoil.com.

2. LOCATION OF MEETING

The Business Corporations Act (British Columbia) provides that a meeting of the shareholders of a corporation may be held outside British Columbia so long as such location approved is by an ordinary resolution. The Board recommends that the Shareholders vote for an ordinary resolution approving the holding of the Meeting in New York, New York.

3. ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to elect six directors to the Board until the close of the next annual meeting or until his or her successor is elected or appointed. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote for the election of any substitute nominee or nominees recommended by management of ACOR and for the remaining proposed nominees. Management of ACOR has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.


                                                                                                  COMMON SHARES
                            OFFICE(S)                                                              BENEFICIALLY
                            HELD WITH   DIRECTOR                                                 OWNED DIRECTLY
NAME AND RESIDENCE          ACOR         SINCE          PRINCIPAL OCCUPATION                      OR INDIRECTLY
------------------------------------------------------------------------------------------------------------------
Andre Sakhai
New York,                   Chairman     2005           From 2005 to present, Mr. Andre Sakhai       1,297,503
United States               and                         has acted as the President of ACOR.
Age: 31                     President                   Prior thereto, Mr. Sakhai attended             (2.6%)
                                                        Arizona State University, which included
                                                        a curriculum of financial accounting and
                                                        microeconomics, as well as money and
                                                        banking. Mr. Sakhai is a licensed real
                                                        estate salesperson in the state of New
                                                        York and has other experience in
                                                        computer functions as well as experience
                                                        in all aspects of the financial markets.

Howard Siegel               Director     2006           Mr. Howard Siegel is a graduate of the         230,715
Texas, United States                                    University of Oklahoma and  has a law
Age: 70                                                 degree from Saint Mary's University Law         (<1%)
                                                        School. Mr. Siegel has been a member of
                                                        the State of Texas Bar Association since
                                                        1969 and became a member of the Colorado
                                                        Bar Association in 1989. Mr. Siegel has
                                                        over thirty years of experience in  all
                                                        matters  of corporate law, oil & gas,
                                                        real estate, employee benefits, taxation
                                                        and general practice.

Jan  Soleimani              Director     2007           Mr. Jan Soleimani is the owner of Bokara
New York, United States                                 Rug Company in New York. His company           970,000
Age: 61                                                 manufactures high quality handmade rugs
                                                        for distribution to elite furniture              (2%)
                                                        stores across the United  States. Mr.
                                                        Soleimani has been an active businessman
                                                        for 32 years in the manufacturing and
                                                        distribution of high quality handmade
                                                        rugs plus has been involved in other
                                                        successful business  ventures including
                                                        real estate development.



                                                                                                  COMMON SHARES
                            OFFICE(S)                                                              BENEFICIALLY
                            HELD WITH   DIRECTOR                                                 OWNED DIRECTLY
NAME AND RESIDENCE          ACOR         SINCE          PRINCIPAL OCCUPATION                      OR INDIRECTLY
------------------------------------------------------------------------------------------------------------------

Bernard Lipton              Director     2010           Mr. Bernard Lipton is a certified public       133,334
New York, United States                                 accountant certified by the State of New
Age: 71                                                 York in 1968. He is the founder and              (<1%)
                                                        managing member of Lipton & Associates
                                                        LLP and  has been self-employed for the
                                                        past forty years. His practice
                                                        encompasses the  tri-state  area around
                                                        New York and services clients  in all
                                                        fields with an extensive tax practice.

Jesse Meidl                 Director     February,      Mr. Jesse Meidl, has over 15 years of       3,748,378
London, England                          2012           experience in the oil and gas sector.
Age: 37                                                 Since 2010 he has been  the Chief             (7.5%)
                                                        Financial Officer of Caithness Petroleum
                                                        Limited, a  private international energy
                                                        company,   headquartered in London,
                                                        England.  Prior  thereto,  he   was   an
                                                        investment banker  in  the International
                                                        Oil & Gas group of Thomas  Weisel
                                                        Partners in London (Now Stifel Nicolas).
                                                        Mr. Meidl  was previously the Chief
                                                        Financial Officer for Arsenal Energy
                                                        Inc., an international exploration
                                                        company  listed  on  the  Toronto Stock
                                                        Exchange, which  held  production assets
                                                        in Canada and the USA  and exploration
                                                        assets in Egypt, Colombia and
                                                        Uzbekistan. He qualified as a Chartered
                                                        Accountant with  KPMG  in Calgary, where
                                                        he specialized in oil and gas
                                                        exploration and production and services.
                                                        He also holds the ICAEW Corporate
                                                        Finance  qualification  and a B.Comm.
                                                        degree from the University of
                                                        Saskatchewan (Canada).

William Petrie, Sr.         Director     February,      Mr. William Petrie, Sr.,  has  in excess     3,676,978
Alberta, Canada                          2012           of 35 years of experience as a petroleum
Age: 62                                                 geologist, primarily in  Western Canada.      (7.4%)
                                                        For the past five (5) years he has been
                                                        employed by  Birch  Lake Energy, Inc. He
                                                        began his career with Mobil Oil, leaving
                                                        after several years to join the
                                                        independent sector. He has been involved
                                                        as President and Director for a number
                                                        of public and private  oil and gas
                                                        companies. In  these  position  he was
                                                        responsible for  generating, evaluating,
                                                        and successfully exploiting oil and  gas
                                                        exploration, development, and
                                                        acquisition  opportunities  throughout
                                                        North America.

An affirmative vote for each director is necessary for the election of such director. The Board recommends that each of the above named directors be elected to hold office until the next Annual General Meeting of the Corporation or until his successor is duly elected or appointed.

4. APPOINTMENT OF AUDITORS

KWCO, P.C. was first appointed as the auditor of the Corporation on December 31, 2006. The Board recommends that the Shareholders ratify the selection of KWCO, P.C. as the auditors until the close of the next annual meeting of the Corporation and the Board recommends that shareholders vote for this proposal.

5. AMENDMENT OF MEMORANDUM

The memorandum of the Corporation currently provides:

          "THE AUTHORIZED CAPITAL OF THE COMPANY CONSISTS OF 100,000,000 SHARES DIVIDED INTO: 50,000,000 COMMON SHARES WITHOUT PAR VALUE; AND 50,000,000 PREFERRED SHARES WITHOUT PAR VALUE. EACH CLASS OF SHARES SHALL HAVE ATTACHED THERETO THE SPECIAL RIGHTS AND RESTRICTIONS SET FORTH IN THE ARTICLES OF THE COMPANY."

The Corporation wishes to amend its memorandum to provide that the Corporation may issue an unlimited number of Common Shares without par value. Accordingly, at the Meeting, Shareholders will be asked to consider and if deemed appropriate, pass, with or without variation, an ordinary resolution amending the Corporation's memorandum by deleting the language above and replacing it with the following:

          "THE AUTHORIZED CAPITAL OF THE COMPANY CONSISTS OF AN UNLIMITED NUMBER OF COMMON SHARES WITHOUT PAR VALUE AND 50,000,000 PREFERRED SHARES WITHOUT PAR VALUE. EACH CLASS OF SHARES SHALL HAVE ATTACHED THERETO THE SPECIAL RIGHTS AND RESTRICTIONS SET FORTH IN THE ARTICLES OF THE COMPANY."

The Board recommends that the Shareholders vote for the ordinary resolution approving the amendment to the Corporation's memorandum.

6. OTHER MATTERS

The Board knows of no other matters to be brought before this Meeting. However, if other matters should come before the meeting, it is the intention of each person named in the proxy to vote such proxy in accordance with his best judgment on such matters.

                  COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof, 50,000,000 Common Shares were issued and outstanding as fully paid and non-assessable.

The following table sets forth as of December 17, 2012 information concerning the beneficial ownership of common stock by all holders of over 5% other than the officers and directors. Share ownership of the officers and directors is set forth under the heading "Election of Directors" above.


       NAME OF BENEFICIAL OWNER               NUMBER OF SHARES OWNED
       ------------------------               ----------------------
       Robert Kamon(4,104,717)                      5,012,717

       Tensleep Oil & Production, Inc.
       (908,000)

       Ely Sakhai                                   3,801,571

                              CERTAIN TRANSACTIONS


Other than as disclosed herein, no transactions occurred during 2011 or 2012 between officers and directors and the Company, except for foreign leasing. Several of the officers and directors of the Company have invested in the oil and gas business, either directly or through entities in which they have an interest. Certain of these interests could directly compete with the interests of the Company. Although the Company is not aware of any present conflicts of interests, such present or future activities on the part of the officers and directors could directly compete with the interests of the Company. If the Company should enter into future transactions with its officers, directors or other related parties, the terms of any such transactions will be as favorable to the Company as those which could be obtained from an unrelated party in an arm's length transaction.

On or about November 17, 2011, the Corporation entered into a Share Exchange Agreement with 1629518 Alberta Ltd. and certain of its shareholders including Jesse Meidl and William Petrie, Sr. As a term of the Share Exchange Agreement, the Corporation appointed Messrs. Meidl and Petrie to the Board in February 2012. Further details of such transaction are contained in the press release of the Corporation dated March 1, 2012.

                             SHAREHOLDER PROPOSALS

Any interested stockholder may submit a proposal concerning the Corporation to be considered by the Board for inclusion in the proxy statement and form of proxy relating to next year's Annual General Meeting of Shareholders. In order for any proposal to be so considered by the Board for inclusion in the proxy statement, all proposals must be in writing in proper form and received by the Company on or before March 1, 2013. Any stockholder so interested may do so by submitting such proposal to: Australian-Canadian Oil Royalties Ltd., Attn:
Howard Siegel, P. O. Box 1629, Cisco, Texas 76437.

                             ADDITIONAL INFORMATION

Financial information for the fiscal years ended December 31, 2011 and 2010 are provided in the Corporation's financial statements for its most recently completed fiscal year. Shareholders who wish to receive additional copies of such financial statements should visit the Corporation's website at www.aussieoil.com.

                                     PROXY
              THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF
                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

The undersigned hereby appoints Andre Sakhai or failing him, Howard Siegel or, instead of either of them, _______ (with full power to act alone and to designate substitutes), proxies of the undersigned, with authority to vote and act with respect to all common shares of Australian-Canadian Oil Royalties Ltd. that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders to be held on January 10, 2013 at 10:00 a.m. (Eastern Standard Time) and at any adjournment thereof, upon the matters noted below and upon any other matters that may properly come before the Meeting or any adjournment thereof. Said proxies are directed to vote as checked below upon the following matters, and otherwise in their discretion. An abstain vote will be counted in determining a quorum, but will not be counted as a vote either for or against the issues other than the election of directors.

(1) To approve New York, New York as the location for the Meeting.

     VOTE FOR                 VOTE AGAINST                       ABSTAIN
       [ ]                        [ ]                              [ ]

(2) To elect as directors the following nominees:

                              VOTE FOR        WITHHOLD          ABSTAIN
         Andre Sakhai           [ ]              [ ]              [ ]

         Howard Siegel          [ ]              [ ]              [ ]

         Jan Soleimani          [ ]              [ ]              [ ]

         Bernard Lipton         [ ]              [ ]              [ ]

         Jesse Meidl            [ ]              [ ]              [ ]

         William Petrie Sr.     [ ]              [ ]              [ ]

(3) To ratify the selection of KWCO, P.C., as the auditors until the close of the next annual meeting of the Corporation .

     VOTE FOR                 VOTE AGAINST                       ABSTAIN
       [ ]                        [ ]                              [ ]

(4) To pass an ordinary resolution amending the Corporation's memorandum to provide that the Corporation may issue an unlimited number of Common Shares without par value, as further described in the Information Circular.

     VOTE FOR                 VOTE AGAINST                       ABSTAIN
       [ ]                        [ ]                              [ ]

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder(s). In the absence of specific directions, this Proxy will be voted for all matters to be voted upon at the Meeting. If any other business is transacted at the Meeting, this Proxy will be voted in accordance with the best judgment of the proxies. The Board of Directors recommends a vote FOR each of the listed propositions. This Proxy may be revoked prior to its exercise.

Note: Please sign exactly as name(s) appear on the stock certificate. An attorney, executor, administrator, trustee or guardian or other fiduciary should sign as such. ALL JOINT OWNERS MUST SIGN.

Dated: _______________________                _______________________________
                                              Signature of Stockholder(s)

                                              _______________________________
                                              Name of Stockholder(s)
                                              (Please print)